SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 January 13, 2004 Press Release Announcing that Futuremedia Expands Top Management Team to Support Growth.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Mats Johansson
   --------------------------------
   Mats Johansson
   Chief Executive Officer

Date: January 13, 2004


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

                                    EXHIBIT 1


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

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2


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

PRESS RELEASE

            FUTUREMEDIA EXPANDS TOP MANAGEMENT TEAM TO SUPPORT GROWTH

    David Welham, Formerly Director of Learning Technology at Knowledgepool,
                               Joins Futuremedia

BRIGHTON, ENGLAND--Jan 13, 2004 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced the expansion of its top management team through the recruitment of David Welham for the post of Managing Director of its Futuremedia UK business and the appointment of David Bailey as Managing Director of its new Learning For All(TM) business.

"The strengthening of our top management team is in response to the strong growth we are experiencing in our business and provides us with the management capacity to drive further growth," explains Mats Johansson, Futuremedia's CEO. "It also made sense to have a separate Managing Director for our new Learning For All(TM) product line in order to meet needs of present and future customers. We anticipate that any costs will in future quarters be more than offset by the projected increase in revenue attributable to their activities and will not defer our return to profitability in this fiscal year."

David Welham MSc FCIPD C.Psychol AFBPsS

Having spent over 20 years in the world of training and development at senior management level, David has built up considerable experience of working with organisations in all market sectors both in the UK and the US. Prior to joining Futuremedia David was Director of Learning Technology with Knowledgepool and before that the CEO of Maxim Training.

Over the last two decades David has been responsible for the development and implementation of some of the largest technology based training projects undertaken in Europe. These have included multi-million pound training programmes for Tornado and Harrier pilots as well as ground breaking developments in the use of Artificial Intelligence in training.

David holds a BSc in Administrative and Business Studies and an MSc in Industrial Psychology. He is a Fellow of the Chartered Institute of Personnel and Development and a Member of the British Psychological Society. Over the years he has spoken at Conferences and Seminars worldwide and is the author of a number of books and articles in the field of training and development.

His appointment as Managing Director Futuremedia UK demonstrates Futuremedia's ongoing commitment to deliver successful and effective learning solutions that deliver clear business benefits to our customers.

David Bailey

Following the successful development and launch of the Learning For All(TM) Service by Futuremedia Plc, David Bailey has been appointed as Managing Director of this new division. David has been a Member of the Board of Futuremedia since April 2002. His new appointment demonstrates the commitment of the company to achieving maximum growth in the new area of expanding the reach of e-learning solutions through the provision of cost effective computers, internet access and support services allowing staff to access learning resources from home.


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

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, Royal Mail and Syngenta. Training content from partners Centra Software, NETg, Skillsoft and SmartForce is supplied and supported. Futuremedia can be found on the Web at www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     For further information:

     Media: Kay Phelps,
     Tel:  +44(0)1932-761 889,
     e-mail: kay.phelps@theprdepartment.net

     Investor Relations: Mats Johansson,
     Tel:  +44(0)1273-829700,
     e-mail: ir@futuremedia.co.uk

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